BANKERS TRUST COMPANY
One Bankers Trust Plaza
New York, New York  10006


Damian P. Reitemeyer               Mailing
Address:
Vice President                     P.O. Box 318
Telephone:  212-250-4599           Church Street
Station
                                   New York, NY  10008
                                   February 14, 1996



Securities and Exchange Commission
SEC Document Control
450 Fifth Street, N.W.
Washington, DC  20549
Attn:  Filing Desk


Dear Sirs:

     Re:  Filing of Schedule 13G on
     Alliance Entertainment Corp.


Pursuant to Rule 13d-1 of the General Rules and
Regulations under the Securities Exchange Act of 1934, the following is one copy of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-
Mail confirmation.

                        Sincerely,

                         Damian P. Reitemeyer

Enclosures

















             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549
                        SCHEDULE 13G
          Under the Securities Exchange Act of
                      1934 (Amendment No. 2)*

                Alliance Entertainment Corp.
             __________________________________
                       NAME OF ISSUER:
               Common Stock, $.0001 par value
           _____________________________________

                          TITLE OF CLASS OF
                          SECURITIES 01859310
           _____________________________________
                         CUSIP NUMBER


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on following page(s))

                     Page 1 of 7 Pages

CUSIP No.  01859310                     Page 2 of 7 Pages

1.NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bankers Trust New York Corporation, its wholly owned subsidiary, Bankers Trust Company (as an investment advisor) and its indirect wholly-owned subsidiary, BT
Capital Partners Inc.  13-6180473

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
          (A)  []
          (B)  []

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

     Bankers Trust New York Corporation and Bankers Trust
Company are New York corporations; BT Capital Partners
Inc. is a Delaware corporation

NUMBER OF     5. SOLE VOTING POWER
SHARES
               Bankers Trust Company         74,500 shares
               BT Capital Partners Inc.   2,974,937 shares
                    TOTAl SHARES          3,049,437


BENEFICIALLY   6. SHARED VOTING POWER
OWNED BY
               Bankers Trust Company              0 shares
               BT Capital Partners Inc.           0 shares
                    TOTAL SHARES                  0


EACH           7. SOLE DISPOSITIVE POWER

REPORTING
               Bankers Trust Company         74,500 shares
               BT Capital Partners Inc.   2,974,937 shares
                         TOTAL SHARES     3,049,437


PERSON        8. SHARED DISPOSITIVE POWER
WITH
               Bankers Trust Company              0 shares
               BT Capital Partners Inc.           0 shares
                         TOTAL SHARES             0





CUSIP No.  01859310                     Page 3 of 7 Pages
9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

               Bankers Trust Company       74,500 shares
               BT Capital Partners Inc. 2,974,937 shares
                         TOTAL SHARES   3,049,437


10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES *



11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Bankers Trust Company       0.2%
               BT Capital Partners Inc
                         8.7% TOTAL
                         8.9%


12.TYPE OF REPORTING PERSON *
     Bankers Trust New York Corporations - HC
     Bankers Trust Company - BK
     BT Capital Partners Inc. - CO
CUSIP No.  01859310                     Page 4 of 7
Pages
Item 1(a)   NAME OF ISSUER:

                Alliance Entertainment Corp.

Item 1(b)   ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
               OFFICES: 13500 North Central Expressway
                      P.O. Box 655474
                 Dallas, Texas 75265 -5474

Item 2(a)   NAME OF PERSON FILING:

          Bankers Trust New York Corporation, and its whollyowned subsidiary, Bankers Trust Company,
          (as an investment advisor), and indirectly wholly-owned subsidiary BT Capital Partners Inc.

Item 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               280 Park Avenue
               New York, New York  10017

Item 2(c)   CITIZENSHIP:

          Bankers Trust New York Corporation and Bankers
          Trust Company (as an investment advisor) are incorporated in the State of New York with its principal business office located in New York; BT
          Capital Partners Inc. is incorporated in the State of Delaware with its principal business office located in New York.

Item 2(d)   TITLE OF CLASS OF SECURITIES:

          Common Stock, $0.0001 par value, of Alliance
          Entertainment Corp.

Item 2(e)   CUSIP NUMBER:

          01859310





















CUSIP No.  01859310               Page 5 of 7 Pages





Item 3    THE PERSON FILING IS A:




     Not Applicable. This schedule is filed pursuant to Rule 13d-1(c).

Item 4    OWNERSHIP:

     (a)  Amount Beneficially Owned:

     As of December 31, 1995:

     (i) Bankers Trust Company, as investment advisor, owns 74,500 shares


    (ii)  BT Capital Partners Inc owns 2,974,937 shares


     (b)  PERCENT OF CLASS:


     Bankers Trust Company, as investment advisor, owns
     0.2% of the outstanding common stock


   BT Capital Partners Inc owns 8.7% of the outstanding common stock


     (c)  Number of shares as to which the Bank has:
          (i)  sole power to vote or to direct the
                vote -
                Bankers Trust Company,
                as investment advisor       74,500 shares
                BT Capital Partners Inc. 2,974,937 shares
                         TOTAL SHARES    3,049,437

          (ii)  shared power to vote or to direct the
                 vote -
                Bankers Trust Company,
                 as investment advisor         0 shares
               BT Capital Partners Inc.        0 shares
                         TOTAL SHARES          0



CUSIP No. 01859310                      Page 6 of 7
Pages
          (iii)  sole power to dispose or to direct the
                  disposition of -
               Bankers Trust Company,
                 as investment advisor       74,500 shares
               BT Capital Partners Inc.   2,974,937 shares
                         TOTAL SHARES     3,049,437

           (iv)  shared power to dispose or to direct
                  the disposition of -
               Bankers Trust Company,
                 as investment advisor          0 shares
               BT Capital Partners Inc.         0 shares
                         TOTAL SHARES           0



Item 5         OWNERSHIP OF FIVE PERCENT OR LESS OF A
CLASS:
               []




Item 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
OF
          ANOTHER PERSON:
          Not applicable.

Item 7    IDENTIFICATION AND CLASSIFICATION OF THE
SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
REPORTED ON BY THE PARENT HOLDING COMPANY:

          See Item 3 above.

Item 8    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
THE GROUP:

          Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable
CUSIP No. 01859310                      Page 7 of 7 Pages
Item 10   CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  as of December 31, 1995


     Bankers Trust New York Corp.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     Bankers Trust Company, as investment
advisor.

     /s/James T. Byrne, Jr.
     James T. Byrne, Jr.

     Secretary

     BT Capital Partners Inc.

     /s/Heidi Silverstein
     Heidi Silversterin

     Secretary

                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to Bankers Trust Company is shown below:


             Bankers Trust New York Corporation
                              |
                            100%
                              |

                    Bankers Trust Company
                      EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust New York
Corporation to BT Capital Partners Inc. is shown below:


             Bankers Trust New York Corporation

                              |
                            100%
                              |

                 BT Holdings (New York) Inc.

                              |
                            100%
                              |

                  BT Capital Partners Inc.